EXHIBIT 99.1

WILLIAM M. COBB & ASSOCIATES, INC.

Worldwide Petroleum Consultants

12770 Coit Road, Suite 907	(972) 385-0354
Dallas, Texas 75251	Fax: (972) 788-5165

January 24, 2024

Via email: jcoates@protongreen.com, sel@protongreen.com

Mr. John Coates

Proton Green LLC

2000 Bering Drive, Suite 210

Houston TX 77057

Dear Mr. Coates,

As requested by Proton Green LLC (Proton Green), William M. Cobb & Associates, Inc. (Cobb & Associates) has prepared this reserves and cash flow evaluation that can reasonably be associated with helium production from the 11-8-30 St. Johns well. Based on information supplied by Proton Green, the well is currently on production from the Granite formation, and was previously tested by Kinder Morgan at rates of over 20,000 MCF/D, according to Kinder Morgan reports provided by Proton Green.

The average per-well production volume estimates that form the basis for the January 17, 2024 helium resource report (the Report) were used here to estimate the reserves associated with the 11-3-80 well. The Granite formation wells were each estimated to produce approximately 6,357,000 MCF of total gas on average, at an average helium concentration of 0.42 percent, for average per-well net helium recovery of 21,353 MCF. Including the 2023 helium sales of 888 MCF gross, 710 MCF net, results in net helium reserves of approximately 20,642 MCF that can be associated with production from the 11-8-30 well with an as-of date of January 1, 2024.

To provide cash flow estimates consistent with the above assumptions, this analysis made use of Proton Green’s production and cost history of the well through December 31, 2023, and production and cost estimates for the well through 2027. The final year, 2027, was a partial production year and was used to produce the remaining estimated total per-well recovery. The contract price associated with the helium production is $610/MCF. The results are provided in Table 1. The estimated net present worth at a ten percent discount rate of the future net cash flow associated with the 20,642 MCF net helium reserves is approximately $6.07 million.

Note that this analysis assumes the implementation of the development program described in the Report. These values will change if operating conditions change, if the actual development timing or scope differs from that described in the Report, or if well economic factors change. In that case this well’s reserves estimates may require revision.

St. Johns Field Well 11-8-30 Evaluation

January 24, 2024

Table 1: Estimated Production and Cash Flows

	Total 2023	Estimated 2024	Estimated 2025	Estimated 2026	Estimated Partial 2027
MMCF/Day	2.57	3.87	3.87	3.87	3.87
Gross Production, MMCF	388	1,414	1,414	1,414	920
Gross Helium Delivered, MCF	888	7,068	7,068	7,068	4,598
Cumulative Gross Helium, MCF	888	7,956	15,025	22,093	26,691
Net Helium Delivered, MCF	710	5,655	5,655	5,655	3,679
Cumulative Net Helium, MCF	710	6,365	12,020	17,674	21,353
Helium Price, $/MCF	$610	$610	$610	$610	$610
Gross Helium Value	$541,581	$4,311,651	$4,311,651	$4,311,651	$2,804,878
Net Interest	80%	80%	80%	80%	80%
Helium Sales	$433,264	$3,449,321	$3,449,321	$3,449,321	$2,243,902
Plant - Rental Compression Costs	$(57,825)	$(136,261)	$(136,261)	$(136,261)	$(88,642)
Plant - Electricity Navapache Coop	$(182,598)	$(424,161)	$(424,161)	$(424,161)	$(275,932)
Accrued Helium Production Tax	$(14,716)	$(117,277)	$(117,277)	$(117,277)	$(76,293)
Helium Marketing Expense (IACX)	$(85,630)	$(689,864)	$(689,864)	$(689,864)	$(448,780)
Well Insurance	$(5,310)	$(12,515)	$(12,515)	$(12,515)	$(8,142)
Net Cash Flow	$87,185	$2,069,242	$2,069,242	$2,069,242	$1,346,114

Evaluation Stipulations

This reserves evaluation is based on the Report’s estimates of in-place and potentially recoverable helium gas volumes in the St. Johns Field. Because these gases are not hydrocarbons, they are not subject to the SEC’s or the petroleum industry’s hydrocarbon reserves definitions. However, to put these reserves estimates into a technical context, the corresponding reserves category would be “proved developed producing reserves”, as defined by the petroleum industry’s Petroleum Resources Management System, revised in June 2018 (the PRMS).

The PRMS defines “proved reserves” as “…those quantities of Petroleum that, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be commercially recoverable from known reservoirs and under defined technical and commercial conditions.” It defines “developed producing reserves” as those “…expected to be recovered from completion intervals that are open and producing at the time of the estimate.” While not petroleum, the helium gas currently produced by the subject well otherwise fits these definitions.

No review has been made of the agreements, if any, under which the Field would be developed and operated, nor of any sales agreements. No on-site Field inspection or review of the title to the properties has been carried out. No review has been made of the permitting requirements of this project, nor of the ability of Proton Green to obtain any such needed permits or approvals.

The results presented in the referenced reports are based on geologic and engineering judgment, and as such are estimates. There are uncertainties in the analysis of the available data. Any estimated future production volumes may or may not, in fact, occur. Volumes may increase or decrease as a result of future operations, or as the result of unforeseen geological conditions.

St. Johns Field Well 11-8-30 Evaluation

January 24, 2024

Therefore, those results are not warranted or guaranteed as to their accuracy, but represent opinions based on the interpretation of technical data.

Cobb & Associates appreciates this opportunity to be of service to Proton Green. Please let me know if you have any questions.

Sincerely,

WILLIAM M. COBB & ASSOCIATES, INC.
Texas Registered Engineering Firm F-84

/s/ Randal M. Brush
Randal M. Brush, P.E.
President

RMB